NEWLAN LAW FIRM, PLLC

2201 Long Prairie Road, Suite 107-762

Flower Mound, Texas 75022

940-367-6154

April 20, 2022

Nick Lamparski

Staff Attorney

Office of Trade & Services

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maison Luxe, Inc.
Offering Statement on Form 1-A
Filed March 17, 2022
Commission File No. 024-11833

Dear Mr. Lamparski:

This is in response to the oral comment of the Staff received on or about April 6, 2022, relating to the captioned Offering Statement on Form 1-A of Maison Luxe, Inc. (the “Company”). The oral comment of the Staff is addressed below.

Form 1-Z With Respect to Prior Regulation A Offering

In its oral comment, the Staff requested that the Company file a Form 1-Z with respect to the Company prior Regulation A offering (File No. 024-11230). Please be advised that, on April 7, 2022, the Company filed its Form 1-Z with respect to its prior Regulation A offering.

Please feel free to contact the undersigned at (940) 367-6154, should you have any questions regarding any of the Company’s responses.

We believe the Company’s Offering Statement is now in order for Qualification.

Thank you for your attention in this matter.

Sincerely,

NEWLAN LAW FIRM, PLLC

By: /s/ Eric Newlan

Eric Newlan

Managing Member

cc: Maison Luxe, Inc.